

07002773

SECURI[illegible] [illegible]ION
[illegible]ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, NW, Suite 950
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald W. Goff (404) 495-5934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller, L.L.C.
(Name – *if individual, state last, first, middle name*)

780 Johnson Ferry Road, Suite 325 (Address) Atlanta (City) Georgia (State) 30342 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JEANNE M. FERNANDEZ
NOTARY
EXPIRES
GEORGIA
JUNE 22, 2010
PUBLIC
COBB COUNTY

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burke Securities, LLC

Financial Statements

December 31, 2006

CONTENTS

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditor's Report

To the Member of
Burke Securities, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Burke Securities, LLC as of December 31, 2006 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 26, 2007

FINANCIAL STATEMENTS

BURKE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current Assets	
Cash	$ 30,777
Prepaid expense	3,000
Total	$ 33,777

MEMBER'S EQUITY

Member's equity	$ 33,777

The accompanying notes are an integral part of these financial statements

BURKE SECURITIES, LLC

STATEMENT OF INCOME
Year Ended December 31, 2006

Revenues-	
Referral fee	$ 35,000
Operating Expenses	
Consulting fees	13,369
Professional fees	9,259
Rent	3,000
Licenses and permits	2,721
Other	1,818
Total operating expenses	30,167
Net income	$ 4,833

The accompanying notes are an integral part of these financial statements

BURKE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2006

Balance at December 31, 2005	$ 6,890
Net income	4,833
Capital contributions	28,944
Capital distributions	(6,890)
Balance at December 31, 2006	$ 33,777

The accompanying notes are an integral part of these financial statements

BURKE SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 4,833
Adjustments to reconcile net income to cash provided by opearating activites:	
Increase in prepaid expenses	(3,000)
Net cash provided by operating activities	1,833
Cash flows from financing activities:	
Capital contributions	10,000
Capital distributions	(6,890)
Payment on note payable	(1,000)
Net cash provided by financing activities	2,110
Net increase in cash	3,943
Cash and cash equivalents, beginning of year	26,834
Cash and cash equivalents, end of year	$ 30,777

The accompanying notes are an integral part of these financial statements

BURKE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2006

1. Organization

A. Background

Burke Securities, LLC (the "Company") is a Georgia Limited Liability Company operating in Atlanta, Georgia. The Company is wholly owned by Burke Capital Group, LLC (the "Member"). The Company is a broker/dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed by acquiring TDG Ventures, LLC ("TDG"), a Texas limited liability company, and merging TDG into the Company in January 2006. At that time, operations were moved to Atlanta, Georgia.

B. Nature of Operations

Burke Securities, LLC is an investment banking firm that principally provides a variety of services to regional bank holding companies, community banks, thrifts and other financial institutions. Such services include private equity and debt placements as well as related advisory services. The Company does not currently engage in a general securities business and does not accept or hold funds or securities from or for customers or act as a principal or agent in the purchase or sales of securities for customers.

The Company has an application pending with its regulatory supervisory authority, the NASD, to expand its business activities to include making markets in over-the-counter traded stocks, the purchase and sale of securities for customers, and, by utilizing the services of a clearing firm, the acceptance and holding of securities and funds for customers.

2. Summary of Significant Accounting Policies

A. Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribe by Rule 17a-5 under the Securities Exchange Act of 1934 for broker and dealers in securities.

B. Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits in banks, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

C. Revenue Recognition

The Company generated revenue in the current year from a capital placement referral fee. Revenue was recognized at the time the capital placement contract was executed as the Company served as an introducing agent on the transaction and had no further obligation under the contract. The Company anticipates expanding its service offerings to include additional activities in the future.

D. Income Taxes

The Company is a limited liability company ("LLC") that is taxed as a partnership for federal and state income tax purposes. Generally, the taxable income or losses of a partnership is reported by the individual owners of the partnership and the owners are responsible for income tax liabilities or benefits associated with the taxable activities of the partnership. Accordingly, the Company's financial statements do not reflect any provisions for federal or state income taxes.

E. Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

3. Non-Cash Financing Activity

Upon acquisition of the Company, the Member converted a note due it in the amount of $18,944 to Member's Equity.

4. Related Party Transactions

The Company paid the Member $3,000 in rent during the year ended 2006. The Member also provided certain support services during 2006 for which it did not and does not intend to charge the Company.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $30,777 which was $25,777 in excess of its required net capital of $5,000. The Company had no debt as of December 31, 2006.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Member of
Burke Securities, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Burke Securities, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 26, 2007

SUPPLEMENTAL INFORMATION

BURKE SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCANGE COMMISION
December 31, 2006

See Independent Auditor's Report

Net Capital	
Total equity from statement of financial condition	$ 33,777
Less non-allowable assets:	(3,000)
Net Capital	$ 30,777
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3 % of aggregate indebtedness)	$ -
Minimum net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 25,777
Excess of net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 30,777
Computation of Ratio of Aggregate Indebtedness to Net Capital	
Total liabilities (per statement of financial condition)	$ -
Percentage of aggregate indebtedness to net capital	N/A

BURKE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2006

See Independent Auditor's Report

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(2) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2006.

END